

December 2, 2014

Via E-mail
Mr. John P. Cosaert
Chief Financial Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, Iowa  52317

> **Re:**   **Heartland Express, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarter Ended September 30, 2014**
> **Filed November 10, 2014**
> **Response dated November 5, 2014**
> **File No. 0-15087**

Dear Mr. Cosaert:

We have reviewed your supplemental response dated November 5, 2014 in response to our letter dated October 22, 2014 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Note 1.  Significant Accounting Policies, page F-7

Segment Information, page F-7

1.      We have reviewed your response to our prior comment 1.  We note that the Vice President of Sales, Vice President of Operations, Vice President of Regional Operations, and Chief Operating Officer – GTI each report directly to the CEO.  Please tell us:

- The scope of each individual's responsibilities (e.g., entire entity or certain divisions within the entity).
- The nature of their responsibilities.
- The nature of the information and the level of detail conveyed to the CEO in each individual's discussions with the CEO.
- How their compensation is determined (e.g., fixed salary, bonus contingent upon performance of entire entity, bonus contingent upon performance of certain divisions).
- The positions that report to each of these individuals.

2. Please identify your operating segments that you aggregate into one reportable segment. In this regard:

   a. Your disclosures in note 1 refer to "regional operating divisions." Please identify for us each of your regional operating divisions and clarify whether they represent your operating segments.

   b. Your response refers to "three truckload transportation services." Please identify for us each service and, if different from your regional operating divisions, clarify whether they represent your operating segments.

3. As requested, please advise us of the amount of revenues and operating profit for GTI for the period of November 11, 2013, date of acquisition, through December 31, 2013, and for the nine months ended September 30, 2014. Provide a breakdown of revenues by type of service, that is, dry-van truckload services, asset based temperature-controlled truckload operations, and freight brokerage services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant